Filed Pursuant to Rule 253(g)(2)
File No. 024-12110

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 19 DATED JANUARY 2, 2024
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of December 30, 2023;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Real Estate Performance; and
•	Declaration of Dividend.

Net Asset Value as of December 30, 2023

As of December 30, 2023, our net asset value (“NAV”) per common share is $16.43. This NAV per common share shall be effective until updated by us on or about March 31, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 30, 2023 [1]	September 30, 2023 [1]
ASSETS
Investments, at fair value	$219,264	$232,865
Cash and cash equivalents	15,782	26,547
Current interest receivable	39	40
Other assets	540	698
Total Assets	$235,625	$260,150

LIABILITIES
Accounts payable	$1,956	$2,512
Due to related party	373	389
Dividends payable	683	778
Settling subscriptions	68	14
Total Liabilities	$3,080	$3,693

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; 14,156,117 and 14,699,429 shares outstanding, net of accumulated amortization of deferred offering costs, on December 30, 2023 and September 30, 2023, respectively	$80,721	$91,376
Retained earnings	97,822	97,565
Net adjustments to fair value	54,002	67,516
NET ASSETS	$232,545	$256,457
NET ASSET VALUE PER SHARE, 14,156,117 and 14,699,429 shares outstanding for the periods ended December 30, 2023 and September 30, 2023, respectively	$16.43	$17.45

[1] Estimated Balance Sheets as of December 30, 2023 and September 30, 2023.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2024, the per share purchase price of our Common Shares will be $16.43 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2024, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from September 30, 2016 to December 30, 2023.

Date	NAV Per Share
September 30, 2016	$9.55
December 31, 2016	$9.60
March 31, 2017	$9.82
June 30, 2017	$10.25
September 30, 2017	$10.45
December 31, 2017	$10.46
March 31, 2018	$10.71
June 30, 2018	$11.03
September 30, 2018	$11.23
December 31, 2018	$11.30
March 31, 2019	$11.44
June 30, 2019	$11.55
October 1, 2019	$11.75
December 31, 2019	$12.91
March 31, 2020	$12.94
June 30, 2020	$13.00
September 30, 2020	$13.41
December 31, 2020	$14.08
March 31, 2021	$14.30
June 30, 2021	$14.90
September 30, 2021	$17.67
December 31, 2021	$19.55
March 31, 2022	$20.32
June 30, 2022	$20.75
September 1, 2022	$21.10
December 31, 2022	$17.89
March 31, 2023	$18.03
June 30, 2023	$17.72
September 30, 2023	$17.45
December 30, 2023	$16.43

Share Redemption Plan Status

For the quarter ended December 31, 2023, we expect to redeem approximately 545,000 common shares pursuant to our share redemption plan.

Real Estate Performance

The Company experienced a decrease in NAV driven by (among other things) macroeconomic headwinds and rising interest rates which resulted in slightly higher cap rates across the portfolio.

We remain confident in the stability of the Company's portfolio and its long term return potential, even in the current macroeconomic environment.

Declaration of Dividend

On December 28, 2023, the Manager of the Company declared a daily distribution of $0.0006849315 per share (the “January 2024 Daily Distribution Amount”) (which equates to approximately 1.52% on an annualized basis calculated at the current rate, assuming a $16.43 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2024 and ending on January 31, 2024 (the “January 2024 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2024 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2024. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.